Exhibit 99.2

Fanhua Reports Third Quarter 2019 Unaudited Financial Results

GUANGZHOU, November 20, 2019, Eastern Standard Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20191.

Financial Highlights for the third quarter of 2019:

(In thousands, except per ADS)	2018Q3 (RMB)	2019Q3 (RMB)	2019Q3 (US$)	Change %
Total net revenues	783,948	823,351	115,192	5.0
Operating income	124,573	151,447	21,188	21.6
Non-GAAP operating income[2]	124,573	111,623	15,617	(10.4)
Net income attributable to the Company’s shareholders	195,248	168,332	23,551	(13.8)
Non-GAAP net income attributable to the Company’s shareholders[3]	195,248	128,508	17,979	(34.2)
Diluted net income per ADS	3.00	3.12	0.44	4.0
Non-GAAP diluted net income per ADS[4]	3.00	2.38	0.33	(20.7)

Commenting on the financial results of the third quarter of 2019, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “Amid the ongoing US-China trade war, there has been no sign of relaxation in regulatory supervision in China’s financial market. Industry-wide transformation and adjustment persist in the life insurance market as it witnessed a continuous quarter-by-quarter slowdown in growth over the past nine months of 2019. Negative growth is expected in new premiums for regular individual life insurance business in the industry for the full year of 2019. If the trade war drags on and the regulatory environment remains tightened, we expect that the life insurance industry may remain under huge pressure to deliver growth in 2020, due to the following factors: 1) lack of product innovation; 2) lower buying desire as more consumers choose to stay on the sidelines in view of market uncertainty; and 3) increasing difficulty in recruiting and retaining sales agents across the industry.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate as of September 30, 2019 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP operating income is defined as operating income before share-based compensation expenses.
[3]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses.
[4]	Non-GAAP diluted net income per ADS is defined as net income attributable to the Company’s shareholders before share-based compensation expenses divided by total weighted average number of diluted ADS outstanding of the Company during the period.

“Although this industry-wide adjustment period may continue for a while, we firmly believe that such adjustment is temporary since the key forces that drive industry growth, such as consumer buying power and increasing demand for insurance products, have not changed fundamentally and the trend of the industry’s spiral growth is irreversible. We are convinced that through continuous regulatory overhaul, the industry will transition to a period of more healthy, sustainable and rapid development in the medium-to-long term.

“Fanhua delivered solid results in the third quarter of 2019, with total life insurance premiums increasing by 42.0% year-over-year to RMB2.1 billion, significantly outpacing industry growth. During this quarter, first year regular premiums increased by 34.5% year-over-year to RMB683.6 million, and annualized premiums equivalent (“APE”) increased by 6.2% year-over-year to RMB419.1 million, while renewal premiums grew by 46.0% year-over-year to RMB1.4 billion. Operating income was RMB151.4 million in the third quarter of 2019, representing a growth of 21.6% year-over-year. Non-GAAP operating income achieved RMB111.6 million, which was in-line with our previous guidance. The decrease in non-GAAP operating income during this quarter was mainly due to a comparison with a high base in the third quarter of 2018 resulting from a one-off performance bonus income of approximately RMB38.0 million recognized in the third quarter of 2018.

“During the third quarter of 2019, we have achieved remarkable results in implementing our campaign to introduce at least one thousand reserve entrepreneurial sales teams by the end of March 2020, or the 1000 Reserve Entrepreneurial Sales Team Campaign. As of September 30, 2019, Fanhua has introduced over 600 new reserve entrepreneurial sales teams, which we believe will start to make positive contributions to our business growth in 2020. Meanwhile, we’ve steadily and vigorously rolled out our Shenzhou 100 strategy nationwide, which is our plan to expand our market presence in large and medium-sized cities in China by establishing more provincial branches within the next five years. We believe our Shenzhou 100 strategy will lay a solid foundation for our growth in the years to come.

“For the coming quarters, we will continue to focus on executing the Shenzhou 100 strategy and the 1000 Reserve Entrepreneurial Sales Teams Campaign, through which we aim to further strengthen our sales force by attracting elite sales and managerial talents, and further tap into the market potential in large and medium-sized cities in China, capitalizing on the favorable opportunities presented by the accelerated separation of insurance underwriting and distribution. We believe these initiatives will position the Company well to embrace the next round of explosive growth in China’s insurance industry over the long run.”

Share Repurchase Program

From March 13, 2019 to November 19, 2019, the Company has purchased an aggregate of 2,511,191 ADSs, at an average price of approximately US$28.2 per ADS for a total amount of approximately US$70.9 million, under its share buyback program to repurchase up to US$200 million ADSs by December 31, 2019, as previously announced by its board of directors in March 2019.

Pursuant to its share buyback programs carried out in both 2018 and 2019, a total of 3,934,965 ADSs have been repurchased at an average price of approximately US$27.3 per ADS for a total amount of approximately US$107.3 million, as of November 19, 2019.

Financial Results for the third quarter of 2019

Total net revenues were RMB823.4 million (US$115.2 million) for the third quarter of 2019, representing an increase of 5.0% from RMB783.9 million for the corresponding period in 2018.

●	Net revenues for the life insurance business were RMB696.0 million (US$97.4 million) for the third quarter of 2019, representing an increase of 6.3% from RMB654.5 million for the corresponding period in 2018. The increase was mainly driven by the increase in renewal commissions of 42.3% year-over-year to RMB193.9 million, partially offset by slight decrease in first year commissions due to the high base created by a one-off performance bonus income of approximately RMB38.0 million recognized in the third quarter of 2018, despite year-over-year growth of 6.2% in APE in the third quarter of 2019. Revenues generated from our life insurance business accounted for 84.5% of our total net revenues in the third quarter of 2019.

●	Net revenues for the P&C insurance business were RMB32.6 million (US$4.6 million) for the third quarter of 2019, representing a decrease of 34.1% from RMB49.5 million for the corresponding period in 2018. Revenues for the P&C insurance business in the third quarter of 2019 primarily consisted of commissions generated from Baowang (www.baoxian.com) and the technology service fees based on the volume of insurance premiums transacted through CNpad. The decrease was mainly due to the decline in the sales volume of our auto insurance business. Revenues generated from the P&C insurance business accounted for 4.0% of our total net revenues in the third quarter of 2019.

●	Net revenues for the claims adjusting business were RMB94.8 million (US$13.3 million) for the third quarter of 2019, representing an increase of 18.6% from RMB79.9 million for the corresponding period in 2018. The increase was mainly due to strong growth of our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 11.5% of our total net revenues in the third quarter of 2019.

Total operating costs and expenses were RMB671.9 million (US$94.0 million) for the third quarter of 2019, representing an increase of 1.9% from RMB659.4 million for the corresponding period in 2018.

●	Commission costs were RMB530.8 million (US$74.3 million) for the third quarter of 2019, representing an increase of 10.3% from RMB481.4 million for the corresponding period in 2018.

◆	Costs of the life insurance business were RMB449.0 million (US$62.8 million) for the third quarter of 2019, representing an increase of 10.9% from RMB404.7 million for the corresponding period in 2018. The increase was in-line with the increase in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 84.6% of our total commission costs in the third quarter of 2019.

◆	Costs of the P&C insurance business were RMB22.6 million (US$3.2 million) for the third quarter of 2019, representing a decrease of 30.5% from RMB32.5 million for the corresponding period in 2018 which was largely in line with the decrease in net revenues generated from our P&C insurance business. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 4.3% of our total commission costs in the third quarter of 2019.

◆	Costs of claims adjusting business were RMB59.1 million (US$8.3 million) for the third quarter of 2019, representing an increase of 34.0% from RMB44.1 million for the corresponding period in 2018. The increase was in line with the increase in net revenues generated from our claims adjustment business. Costs incurred by the claims adjusting business accounted for 11.1% of our total commission costs in the third quarter of 2019.

●	Selling expenses were RMB39.3 million (US$5.5 million) for the third quarter of 2019, representing a decrease of 31.1% from RMB57.0 million for the corresponding period in 2018. The decrease was primarily due to RMB28.4 million (US$4.0 million) fair value adjustments to the share-based compensation expenses related to shares subscribed by sales team leaders under the Company’s 521 Plan in the third quarter of 2019. Selling expenses which excluded share-based compensation expenses were RMB67.7 million (US$9.5 million) in the third quarter of 2019, representing an increase of 19.0% from RMB57.0 million for the corresponding period of 2018, mainly due to the expansion of life insurance distribution network.

●	General and administrative expenses were RMB101.8 million (US$14.2 million) for the third quarter of 2019, representing a decrease of 15.9% from RMB121.0 million for the corresponding period in 2018. The decrease was mainly due to RMB11.4 million (US$1.6 million) fair value adjustments to the share-based compensation expenses related to shares subscribed by key managerial personnel under the Company’s 521 Plan in the third quarter of 2019. General and administrative expenses which excluded share-based compensation expenses were RMB113.2 million (US$15.8 million) in the third quarter of 2019, representing a decrease of 6.5% from RMB121.0 million for the corresponding period in 2018.

As a result of the preceding factors, we had an operating income of RMB151.4 million (US$21.2 million) for the third quarter of 2019, representing an increase of 21.6% from RMB124.6 million for the corresponding period in 2018.

Non-GAAP operating income2 which excluded share-based compensation expenses was RMB111.6 million (US$15.6 million) for the third quarter of 2019, representing a decrease of 10.4% from RMB124.6 million for the corresponding period in 2018, which has a higher comparable base due to a non-routine performance bonus award of approximately RMB38.0 million.

Operating margin was 18.4% for the third quarter of 2019, compared to 15.9% for the corresponding period in 2018.

Non-GAAP operating margin5 was 13.6% for the third quarter of 2019, compared to 15.9% for the corresponding period in 2018.

Investment income was RMB16.8 million (US$2.3 million) for the third quarter of 2019, representing a decrease of 77.7% from RMB75.5 million for the corresponding period in 2018. The investment income in the third quarter of 2019 represented yields from short-term investments in financial products. The decrease in yields from short-term investments in financial products was mainly due to i) change in composition of our short term investment portfolio, with increased allocation to wealth management products issued by banks which have relatively lower yields as compared to other financial products in the portfolio; ii) year-over-year decrease in yields from wealth management products issued by banks; and iii) a decrease in cash available for investment in short-term investments due to the share buyback program, declaration of cash dividends and the implementation of the Company’s 521 Plan since the second half of 2018. Our investment income fluctuates from quarter to quarter because investment income is recognized when realized.

Interest income was RMB0.6 million (US$0.1 million) for the third quarter of 2019, representing a decrease of 95.6% from RMB13.5 million for the corresponding period in 2018. The interest income in the third quarter of 2019 represented solely interest income from bank deposits while the interest income in the third quarter of 2018 was mainly contributed by a one-year loan to a third party, which was fully settled in August 2018.

Income tax expense was RMB30.2 million (US$4.2 million) for the third quarter of 2019, representing a decrease of 54.5% from RMB66.4 million for the corresponding period in 2018. The decrease in income tax expense was mainly due to i) the decrease in investment income; and ii) the tax holiday enjoyed by Fanhua Lianxing Insurance Sales Service Co., Ltd., our wholly-owned subsidiary which is the holding company of our life insurance operation, starting from the fourth quarter of 2018. The effective tax rate for the third quarter of 2019 was 18.0% as compared with 30.9% for the corresponding period in 2018. The decrease in effective tax rate was mainly due to the fair value adjustments to our share-based compensation expenses which are non-tax deductible.

Share of income of affiliates was RMB32.6 million (US$4.6 million) for the third quarter of 2019, representing a decrease of 32.5% from RMB48.3 million for the corresponding period in 2018, mainly attributable to a decrease of profits from CNFinance Holdings Limited (“CNFinance”) due to the change of its business model. CNFinance started to develop a new collaboration model in the first quarter of 2019.

[5]	Non-GAAP operating margin is defined as Non-GAAP operating income as a percentage of net revenue.

Net income was RMB170.2 million (US$23.8 million) for the third quarter of 2019, representing a decrease of 13.4% from RMB196.6 million for the corresponding period in 2018.

Net income attributable to the Company’s shareholders was RMB168.3 million (US$23.6 million) for the third quarter of 2019, representing a decrease of 13.8% from RMB195.2 million for the corresponding period in 2018.

Non-GAAP net income attributable to the Company’s shareholders3 was RMB128.5 million (US$18.0 million) for the third quarter of 2019, representing a decrease of 34.2% from RMB195.2 million for the corresponding period in 2018. The decrease was mainly due to the decreases in investment income and share of income from affiliates.

Net margin was 20.4% for the third quarter of 2019 compared with 24.9% for the corresponding period in 2018.

Non-GAAP net margin6 was 15.6% for the third quarter of 2019 compared with 24.9% for the corresponding period in 2018.

Basic and diluted net income per ADS were RMB3.12 (US$0.44) and RMB3.12 (US$0.44) for the third quarter of 2019, respectively, representing increases of 3.7% and 4.0% from RMB3.01 and RMB3.00 for the corresponding period in 2018.

Non-GAAP basic7 and diluted net income per ADS4 were RMB2.39 (US$0.33) and RMB2.38 (US$0.33) for the third quarter of 2019, respectively, representing decreases of 20.6% and 20.7% from RMB3.01 and RMB3.00 for the corresponding period in 2018.

As of September 30, 2019, the Company had RMB1,761.0 million (US$246.4 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in the third quarter of 2019:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both the CNpad Auto Insurance and CNpad Life Insurance Apps.

➢	The number of registered users of Lan Zhanggui was 820,880 as of September 30, 2019, representing an increase of 14.6% from 716,397 as of September 30, 2018;

[6]	Non-GAAP net margin is defined as Non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenue.
[7]	Non-GAAP basic net income per ADS is defined as Non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADS outstanding of the Company during the period.

➢	The number of active users of Lan Zhanggui[8] was 50,248 in the third quarter of 2019, as compared to 53,713 in the corresponding period of 2018. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 42,051 in the third quarter of 2019, as compared to 44,686 in the corresponding period of 2018;

➢	Insurance premiums generated through Lan Zhanggui were RMB684.4 million (US$95.7 million) in the third quarter of 2019, consisting of life insurance premiums of RMB665.8 million (US$93.1 million) and non-life insurance premiums of RMB18.6 million (US$2.6 million). Insurance premiums generated through Lan Zhanggui were RMB482.6 million in the corresponding period of 2018, consisting of life insurance premiums of RMB445.3 million and non-life insurance premiums of RMB37.3 million.

●	CNpad Auto Insurance Mobile Application (“CNpad Auto Insurance App”) - Our proprietary mobile sales support system for auto insurance.

➢	CNpad Auto Insurance App had been downloaded and activated 613,027 times as of September 30, 2019, representing an increase of 23.4% from 496,930 times as of September 30, 2018;

➢	The number of active users of CNpad Auto Insurance App[9] was 34,188 in the third quarter of 2019, representing a decrease of 39.3% from 56,304 in the corresponding period of 2018;

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB335.6 million (US$47.0 million) in the third quarter of 2019, representing a decrease of 31.5% from RMB490.0 million in the corresponding period of 2018.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 3.8 million as of September 30, 2019, representing an increase of 0.7% from 3.8 million as of September 30, 2018.

●	Baowang (www.baoxian.com) - Our online insurance platform:

➢	The number of registered customer accounts was 2.6 million as of September 30, 2019, representing an increase of 30.8% from approximately 2.0 million as of September 30, 2018;

➢	The number of active customer accounts[10] was 158,275 in the third quarter of 2019, representing an increase of 12.8% from 140,300 in the corresponding period of 2018;

➢	Insurance premiums generated through Baowang (www.baoxian.com) was RMB86.6 million (US$12.1 million) in the third quarter of 2019, representing an increase of 19.6% from RMB72.4 million in the corresponding period of 2018.

[8]	Active users of Lan Zhanggui included users who sold at least one life insurance policy and/or non-life insurance policy through Lan Zhanggui (including both its mobile application or WeChat public account) during the specific period.
[9]	Active users of CNpad Auto Insurance App included users who made at least one purchase of auto insurance policy through CNpad Auto Insurance App (including both its mobile application and WeChat public account) during the specific period.
[10]	Active customer accounts of Baowang are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.

Recent Developments

●	On September 10, 2019, Fanhua Inc. won the “2019 Jinnuo Innovative Brand Communication Award” and “2019 Corporate Social Responsibility Communication Award”. The awards were initiated and organized by the China Insurance News, a prestigious trade newspaper in China, in recognition of companies demonstrating significant brand influence and strong social responsibility in the insurance industry in China.

●	As of September 30, 2019, Fanhua had 658,145 sales agents and 1,319 professional claims adjustors, compared with 716,397 sales agents and 1,169 professional claims adjustors as of September 30, 2018. The number of performing agents[11] was 111,486 and the number of performing agents for selling life insurance products was approximately 43,470 in the third quarter of 2019. As of September 30, 2019, Fanhua’s distribution network consisted of 755 sales outlets in 22 provinces and 144 services outlets in 31 provinces, compared with 626 sales outlets in 22 provinces and 128 services outlets in 31 provinces as of September 30, 2018.

●	On October 10, 2019, the conversion right granted under the convertible notes (or “Convertible Loan”) issued by Beijing Cheche Technology Co., Ltd. (“Beijing Cheche”) to us was triggered and Fanhua elected to partially convert the convertible notes into 28,684,255 ordinary shares of Cheche Technology Inc. (“Cheche”), the parent company of Beijing Cheche at a conversion price of US$0.48 per share. Upon completion of the transaction, Fanhua, through its wholly-owned subsidiary, owns less than 5% of the equity interests of Cheche, and the principal amount of the Convertible Loan was reduced to RMB50 million, which will be repaid by cash upon maturity in October 2020.

●	On October 18, 2019, Fanhua Inc. was ranked among the “2019 iFenxi China Top 30 Insurance Technology Innovation Enterprises”. The ranking was published by iFenxi, a professional research institution dedicated to covering technology innovation, to recognize enterprises that pioneer the adoption of digital insurance technologies in the Chinese insurance industry.

●	On November 8, 2019, Fanhua Insurance Sales Service Group Company Limited won the “Insurance Intermediary Brand of 2019”, which is one of the most prestigious and influential awards in the industry. It was initiated and organized by the Insurance Culture Magazine and selected by a panel of experts from the insurance, brand sectors and the financial media, in recognition of companies showing outstanding achievements in culture and brand building and product innovation.

[11]	Performing agents are defined as agents who have sold at least one life insurance policy and/or non-life insurance policy during the specified period.

Business Outlook

Fanhua expects its Non-GAAP operating income to be no less than RMB100.0 million for the fourth quarter of 2019. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its third quarter 2019 financial results as per the following details.

Time: 8:00 p.m. Eastern Standard Time on November 20, 2019

or 9:00 a.m. Beijing/Hong Kong Time on November 21, 2019

The toll free dial-in numbers:

United States	1-866-519-4004
United Kingdom	0808-234-6646
France	0800-912-761
Germany	0800-182-0671
Australia	1-300-717-205
Canada	1-866-386-1016
Hong Kong, China	800-906-601
Japan	0120-925-376
South Korea	080-850-0474

The toll dial-in numbers:

China (Mainland)	400-620-8038
Other Areas	+852 30186771

Conference ID #:4128698

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2019, our distribution and service network consisted of 755 sales outlets covering 22 provinces and 144 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides Non-GAAP operating income, Non-GAAP operating margin, Non-GAAP net income attributable to the Company’s shareholders, Non-GAAP net margin and Non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures. Non-GAAP operating income is defined as operating income before share-based compensation expenses which are solely associated with the Company’s 521 Plan. Non-GAAP operating margin is a non-GAAP measure that is defined as Non-GAAP operating income as a percentage of net revenue. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses which are solely associated with the Company’s 521 Plan. Non-GAAP net margin is a non-GAAP measure that is defined as Non-GAAP net income attributable to the Company’s shareholders3 as a percentage of net revenue. Non-GAAP basic net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses which are solely associated with the Company’s 521 Plan divided by total weighted average number of ADS outstanding of the Company during the period. Non-GAAP diluted net income per ADS is defined as net income attributable to the Company’s shareholders before share-based compensation expenses which are solely associated with the Company’s 521 Plan divided by total weighted average number of diluted ADS outstanding of the Company during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the third quarter of 2019, and these items have been, and will continue to be, significant recurring factors in our business.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	772,823	159,992	22,384
Restricted cash	75,343	92,041	12,877
Short term investments	1,554,060	1,600,974	223,984
Accounts receivable, net	508,474	674,510	94,367
Insurance premium receivables	5,267	6,164	862
Other receivables	86,150	72,728	10,175
Other current assets	58,990	63,014	8,816
Total current assets	3,061,107	2,669,423	373,465

Non-current assets:
Property, plant, and equipment, net	37,934	40,417	5,655
Goodwill and intangible assets, net	111,133	110,426	15,449
Deferred tax assets	9,320	8,157	1,141
Investment in affiliates	587,517	675,627	94,524
Other non-current assets	59,600	53,472	7,481
Right of use assets[12]	—	186,963	26,157
Total non-current assets	805,504	1,075,062	150,407
Total assets	3,866,611	3,744,485	523,872

[12]	In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842, which requires organizations to recognize lease assets and lease liabilities on the balance sheet for the rights and obligations created by those leases. On January 1, 2019, the Company adopted Topic 842, using the modified retrospective transition approach, applying the new standard to leases existing at the date of initial adoption, and prior periods were not restated. In addition, the Company elected to apply the package of practical expedients permitted under the transition guidance which does not require reassessment of prior conclusions, lease classification and initial direct lease costs. Adoption of the new standard resulted in the recording of lease assets and liabilities of RMB182 million and RMB181 million respectively on January 1, 2019. The adoption of the new guidance did not have a material impact on the Company’s consolidated statements of income and consolidated statements of cash flows.

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
Current liabilities:
Accounts payable	332,685	357,907	50,073
Insurance premium payables	15,248	22,018	3,079
Other payables and accrued expenses	254,824	207,087	28,973
Accrued payroll	97,637	87,209	12,201
Income tax payable	205,189	152,787	21,376
Current operating lease liability	—	78,319	10,957
Total current liabilities	905,583	905,327	126,659

Non-current liabilities:
Refundable share rights deposits	138,328	274,029	38,338
Other non-current liabilities	—	3,480	487
Other tax liabilities	70,350	70,350	9,842
Deferred tax liabilities	5,624	17,184	2,404
Non-current operating lease liability	—	110,481	15,457
Total non-current liabilities	214,302	475,524	66,528
Total liabilities	1,119,885	1,380,851	193,187

Ordinary shares	9,583	9,235	1,292
Treasury stock	(1,156)	(1,146)	(160)
Additional paid-in capital	437,176	—	—
Statutory reserves	480,881	469,918	65,744
Retained earnings	1,799,989	1,856,466	259,729
Accumulated other comprehensive loss	(93,290)	(82,033)	(11,477)
Total shareholders’ equity	2,633,183	2,252,440	315,128
Non-controlling interests	113,543	111,194	15,557
Total equity	2,746,726	2,363,634	330,685
Total liabilities and equity	3,866,611	3,744,485	523,872

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	704,052	728,524	101,925	2,369,570	2,439,188	341,255
Life insurance business	654,513	695,968	97,370	2,135,788	2,326,746	325,524
P&C insurance business	49,539	32,556	4,555	233,782	112,442	15,731
Claims adjusting	79,896	94,827	13,267	229,757	254,236	35,569
Total net revenues	783,948	823,351	115,192	2,599,327	2,693,424	376,824
Operating costs and expenses:
Agency	(437,264)	(471,668)	(65,989)	(1,612,137)	(1,639,456)	(229,369)
Life insurance business	(404,719)	(449,020)	(62,820)	(1,426,396)	(1,564,815)	(218,926)
P&C insurance business	(32,545)	(22,648)	(3,169)	(185,741)	(74,641)	(10,443)
Claims adjusting	(44,118)	(59,102)	(8,269)	(138,319)	(150,461)	(21,050)
Total operating costs	(481,382)	(530,770)	(74,258)	(1,750,456)	(1,789,917)	(250,419)
Selling expenses (including fair value adjustments to share-based compensation expenses of RMB(28,446) and RMB2,486 in the three months and nine months ended September 30, 2019, respectively, and nil and nil in the three months and nine months ended September 30, 2018)	(56,959)	(39,309)	(5,500)	(159,556)	(200,988)	(28,119)
General and administrative expenses (including fair value adjustments to share-based compensation of RMB(11,378) and RMB994 in the three months and nine months ended September 30, 2019, respectively, and nil and nil in the three months and nine months ended September 30, 2018)	(121,034)	(101,825)	(14,246)	(346,964)	(347,286)	(48,587)
Total operating costs and expenses	(659,375)	(671,904)	(94,004)	(2,256,976)	(2,338,191)	(327,125)
Income from operations	124,573	151,447	21,188	342,351	355,233	49,699
Other income, net:
Investment income	75,458	16,761	2,345	152,510	69,684	9,749
Interest income	13,502	620	87	33,386	2,590	362
Others, net	1,234	(1,028)	(143)	(74)	10,866	1,521
Income before income taxes and income of affiliates	214,767	167,800	23,477	528,173	438,373	61,331
Income tax expense	(66,423)	(30,241)	(4,231)	(167,511)	(109,969)	(15,385)
Share of income of affiliates	48,275	32,596	4,560	138,421	86,839	12,149
Net income	196,619	170,155	23,806	499,083	415,243	58,095

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

less: net income attributable to noncontrolling interests	1,371	1,823	255	1,775	1,634	229
Net income attributable to the Company’s shareholders	195,248	168,332	23,551	497,308	413,609	57,866
Net income per share:
Basic	0.15	0.16	0.02	0.38	0.38	0.05
Diluted	0.15	0.16	0.02	0.38	0.38	0.05

Net income per ADS:
Basic	3.01	3.12	0.44	7.65	7.53	1.05
Diluted	3.00	3.12	0.44	7.64	7.52	1.05

Shares used in calculating net income per share:
Basic	1,299,349,068	1,077,381,239	1,077,381,239	1,299,944,226	1,098,906,389	1,098,906,389
Diluted	1,300,948,198	1,077,780,976	1,077,780,976	1,301,809,669	1,099,443,163	1,099,443,163

Net income	196,619	170,155	23,806	499,083	415,243	58,095
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	5,160	2,631	368	2,906	6,021	842
Share of other comprehensive gain (loss) of affiliates	(4,666)	1,147	160	(6,392)	1,270	178
Unrealized net gains on available-for-sale investments	—	3,964	555	—	3,964	555

Comprehensive income	197,113	177,897	24,889	495,597	426,498	59,670
Less: Comprehensive income attributable to the noncontrolling interests	1,371	1,823	255	1,775	1,634	229

Comprehensive income attributable to the Company’s shareholders	195,742	176,074	24,634	493,822	424,864	59,441

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	196,619	170,155	23,806	499,083	415,243	58,095
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(61,547)	(11,298)	(1,581)	(124,078)	(56,655)	(7,926)
Share of income of affiliates	(48,275)	(32,596)	(4,560)	(138,421)	(86,839)	(12,149)
Other non-cash adjustments	(20,116)	859	121	15,321	97,946	13,703
Changes in operating assets and liabilities:	238,976	993	139	79,966	(316,084)	(44,223)
Net cash generated from operating activities	305,657	128,113	17,925	331,871	53,611	7,500
Purchase of short term investments	(4,163,260)	(2,780,221)	(388,967)	(9,854,617)	(5,948,901)	(832,282)
Proceeds from disposal of short term investments	5,033,868	2,460,289	344,207	10,804,445	5,962,606	834,199
Others	595,540	1,512	211	603,621	(7,050)	(987)
Net cash used in (generated from) investing activities	1,466,148	(318,420)	(44,549)	1,553,449	6,655	930
Dividends paid	(106,302)	(115,078)	(16,100)	(297,009)	(321,820)	(45,024)
Repurchase of shares	(1,336,809)	(154,325)	(21,591)	(1,336,809)	(484,016)	(67,716)
Others	28,448	(3,790)	(530)	55,746	126,982	17,766
Net cash used in financing activities	(1,414,663)	(273,193)	(38,221)	(1,578,072)	(678,854)	(94,974)
Net increase (decrease) in cash, cash equivalents and restricted cash	357,142	(463,500)	(64,845)	307,248	(618,588)	(86,544)
Cash, cash equivalents and restricted cash at beginning of period	379,306	702,064	98,222	439,033	848,166	118,663
Effect of exchange rate changes on cash and cash equivalents	5,160	13,469	1,884	(4,673)	22,455	3,142
Cash, cash equivalents and restricted cash at end of period	741,608	252,033	35,261	741,608	252,033	35,261

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	2018	For The Three Months Ended September 30, 2019
	GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change%
Net revenues	783,948	823,351	—	823,351	5.0
Selling expenses	(56,959)	(39,309)	28,446	(67,755)	19.0
General and administrative expenses	(121,034)	(101,825)	11,378	(113,203)	(6.5)
Income from operations	124,573	151,447	39,824	111,623	(10.4)
Operating margin	15.9%	18.4%	—	13.6%	(14.5)
Net income attributable to the Company’s shareholders	195,248	168,332	39,824	128,508	(34.2)
Net margin	24.9%	20.4%	—	15.6%	(37.3)
Net income per share:
Basic	0.15	0.16	—	0.12	(20.0)
Diluted	0.15	0.16	—	0.12	(20.0)
Net income per ADS
Basic	3.01	3.12	—	2.39	(20.6)
Diluted	3.00	3.12	—	2.38	(20.7)
Shares used in calculating net income per share:
Basic	1,299,349,068	1,077,381,239	—	1,077,381,239	—
Diluted	1,300,948,198	1,077,780,976	—	1,077,780,976	—

	2018	For The Nine Months Ended September 30, 2019
	GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change%
Net revenues	2,599,327	2,693,424	—	2,693,424	3.6
Selling expenses	(159,556)	(200,988)	(2,486)	(198,502)	24.5
General and administrative expenses	(346,964)	(347,286)	(994)	(346,292)	(0.2)
Income from operations	342,351	355,233	(3,480)	358,713	4.8
Operating margin	13.2%	13.2%	—	13.3%	0.8
Net income attributable to the Company’s shareholders	497,308	413,609	(3,480)	417,089	(16.1)
Net margin	19.1%	15.4%		15.5%	(18.8)
Net income per share:
Basic	0. 38	0. 38	—	0. 38	—
Diluted	0. 38	0. 38	—	0. 38	—
Net income per ADS			—
Basic	7.65	7.53	—	7.59	(0.8)
Diluted	7.64	7.52	—	7.59	(0.7)
Shares used in calculating net income per share:
Basic	1,299,944,226	1,098,906,389	—	1,098,906,389	—
Diluted	1,301,809,669	1,099,443,163	—	1,099,443,163	—

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.